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SEC FILE NUMBER
1-9232

CUSIC NUMBER

928703107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	November 2, 2008

For Period Ended:
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION
Full Name of Registrant Volt Information Sciences, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 560 Lexington Avenue
City, State and Zip Code New York, NY 10022

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based upon indications of impairment of goodwill in the fourth quarter of fiscal 2008 as a result of recent operating performance and business outlook primarily due to general economic conditions, the Company commenced an impairment analysis in accordance with Financial Accounting Standards Board Statement No. 142. The complex calculations required to determine the actual extent of non-cash charges to reduce the carrying value of goodwill have not yet been completed.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Jack Egan	(212)	704-7970
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)   Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company expects to report a $93.3 million gain on the sale of its directory business which is reported as discontinued operations which, net of taxes, is $4.31 per share. It also anticipates reporting an estimated impairment charge of between $30,000,000 and $50,000,000 ($19.0 million or $37.0 million, net of taxes, or $0.88 or $1.71 per share). Excluding the effect of the above items, the Company expects to report a net income from continuing operations of approximately $12.3 million or $0.57 per share for the fourth quarter of fiscal 2008 compared to a net income of $19.3 million or $0.86 per share for the fourth quarter of fiscal 2007.

Volt Information Sciences, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 16, 2009	By	/s/ Jack Egan
Principal Accounting Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).